UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

.
Commission file number:
001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CRH Americas 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CRH public limited company,
Stonemason’s Way, Rathfarnham, Dublin 16, D16 KH51, Ireland

REQUIRED INFORMATION

CRH Americas 401(k) Plan

No.	Financial Statements and Schedules	Page

1	Report of Independent Registered Public Accounting Firm	1

2	Statements of Net Assets Available for Benefits	3

3	Statement of Changes in Net Assets Available for Benefits	4

4	Notes to Financial Statements	5

5	Supplemental Scheduled	13

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

*	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRH Americas 401(k) Plan

Date: June 29, 2026	/s/ John Rothering
John Rothering, CRH Americas, Inc.
Benefit Plans Administrative Committee Chair

CRH Americas 401(k) Plan
Employer Identification Number:
95-3298140
Three-digit Plan Number: 002
Financial Statements as of December 31, 2025 and
2024 and for the Year Ended December 31, 2025,
Supplemental Schedules as of and for the Year Ended December 31, 2025, and
Report of Independent Registered Public Accounting Firm

Note: All other schedules required by
Section 2520.103-10
of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of
CRH Americas 401(K) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CRH Americas 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of delinquent participant contributions for the year ended December 31, 2025 and supplemental schedule of assets (held at end of year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/Deloitte & Touche LLP
Atlanta, Georgia
June 29, 2026
We have served as the auditor of the Plan since 2021.

CRH Americas 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2025 and 2024

	2025	2024
Investments, at fair value (Note 4)	$4,725,734,907	$4,057,592,965
Receivables
Notes receivable from participants	58,823,225	52,982,837
Employer profit sharing contributions	1,127,715	76,689,312
Employer matching contributions	1,967,270	1,921,395
Participant contributions	3,266,073	3,322,894

Total receivables	65,184,283	134,916,438

NET ASSETS AVAILABLE FOR BENEFITS	$4,790,919,190	$4,192,509,403

See accompanying notes to financial statements.	3.

CRH Americas 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2025

Additions to net assets available for benefits attributable to:
Investment income
Interest and dividends	$35,212,763
Net appreciation in fair value of investments	680,980,968

Net investment income	716,193,731
Interest income on notes receivable from participants	4,323,753
Contributions
Employer	118,849,233
Participant	203,827,434
Rollovers	39,871,534

Total contributions	362,548,201

Net additions	1,083,065,685
Deductions from net assets available for benefits attributable to:
Benefits paid to participants	483,541,255
Administrative expenses	1,114,643

Total deductions	484,655,898

Net increase in net assets available for benefits	598,409,787
Net assets available for benefits
Beginning of year	4,192,509,403

End of year	$4,790,919,190

See accompanying notes to financial statements.	4.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the CRH Americas 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan‘s provisions.
General
: The Plan is a multiple – employer defined contribution Plan covering employees of CRH Americas, Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of eligibility service. Eligibility for matching Company contributions generally requires one year of service. Eligibility for discretionary profit-sharing contributions generally requires one year and 1,000 hours of service. However, certain participating employers of the Plan have different eligibility requirements as detailed in the Plan documents. CRH Americas, Inc. is the US subsidiary of CRH plc.
The Board of Directors of the Company has appointed the Investment Committee to control and manage the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. All of the Plan’s investments are participant directed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans. Participants hired on or after January 1, 2015 are automatically enrolled at 5% upon meeting the Plan eligibility and have the opportunity to change this rate or opt out per the Plan rules.
The Company generally matches 100% up to 5% of the base compensation that a participant contributes to the Plan throughout the year. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors. A discretionary profit-sharing contribution was made to certain participating employers related to the 2025 and 2024 Plan years following the end of the Plan year and is shown as a receivable on the statements of net assets available for benefits.
Each participating employer of the Plan has different employer matching, non-elective
contribution and profit-sharing contribution formulas. Contributions are subject to certain limitations.
Participant Accounts
: Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) Plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
: Participants may direct the investment of their contributions and the employer matching, non-elective and profit-sharing contributions into the various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Participants may also direct their investments through a trustee sponsored brokerage account.

(Continued)	5.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 - DESCRIPTION OF PLAN
(Continued)

Retirement, Death, and Disability:
A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Vesting:
Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan document. For non-elective
contributions, certain participating employers of the Plan have different vesting schedules as detailed in the Plan documents.
Payment of Benefits:
On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum
amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons such as in-service
and hardship withdrawals, a participant may receive the value of the vested interest in his or her account as a lump-sum
distribution.
Notes Receivable from Participants
: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the prime rate plus one percent. Loans are repaid through payroll deductions, beginning as soon as administratively practicable after the effective date of the loans. Participants may make payments directly to the Plan if they are on seasonal leave. Participants may also pay remaining balances in lump sum directly to the Plan.
Forfeitures
: When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or pay Plan expenses for the Plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. On December 31, 2025 and 2024, the forfeiture account balance was $2,108,392 and $2,024,341, respectively. During 2025, employer contributions were reduced by $3,500,000 from forfeited nonvested accounts.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
: The financial statements of the Plan are prepared under the accrual basis of accounting.
Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these
estimates.

(Continued)	6.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Risks and Uncertainties
: The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, liquidity risk, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.
Concentrations of Investments
: The Plan’s investments in the following funds accounted for great
er than 10% of the total investments as of December 31, 2025 and 2024:

	2025	2024
FIAM Blend Target Date Fund 2030 Class C	11.2%	11.5%
FIAM Blend Target Date Fund 2035 Class C	12.2%	11.4%
Investment Valuation and Income Recognition
: The Plan’s investments are reported at fair value as further described in Note 4. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.
Administrative Expenses
: Administrative expenses of the Plan are paid by the Plan or the Company, as provided in the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses or allocate back to the participants in accordance with the Plan document. Future Plan expenses can be paid from any excess revenue sharing amounts. For the year ended December 31, 2025, $661,201 was used to offset Plan expenses. The Plan held undistributed administrative revenues of $3,300,292 and $2,556,336 at December 31, 2025 and 2024, respectively.
Payment of Benefits
: Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 at December 31, 2025 an
d 20
24.

(Continued)	7.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 3 - RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 4 - FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received by the Plan to sell an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Asset Valuation Techniques: Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments.

(Continued)	8.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 4 - FAIR VALUE MEASUREMENTS
(Continued)

CRH plc Common Stock Fund
: A separately managed account that is a unitized stock fund that operates similarly to a mutual fund, in that it is composed of stock and a small percentage of cash or short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange.
Mutual Funds
: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-Directed Brokerage Accounts:
Primarily includes a variety of common stocks and mutual funds.
Common Stocks
: Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Trust Funds
:
Collective Trust Funds: Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per unit, with no advance notification requirement and no unfunded commitment. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.
Stable Value Fund: Managed Income Portfolio II Fund is a collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The fund has no unfunded commitment. Participant transactions (purchases and sales) may occur daily. In unusual market conditions, the issuer reserves the right to impose restrictions on issues and redemptions of units.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)	9.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024.

		Fair Value Measurements At December 31, 2025, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
CRH plc common stock fund:
CRH plc common stock	$119,371,587	$—	$—	$119,371,587
Mutual funds	831,210,690	—	—	831,210,690
Self-directed brokerage accounts	60,679,216	—	—	60,679,216

Total assets in fair value hierarchy	1,011,261,493	—	—	1,011,261,493

Investments measured at net asset value*	—	—	—	3,714,473,414

Investments at fair value	$1,011,261,493	$—	$—	$4,725,734,907

		At December 31, 2024, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
CRH plc common stock fund:
CRH plc common stock	$90,289,788	$—	$—	$90,289,788
Mutual funds	788,768,244	—	—	788,768,244
Self-directed brokerage accounts	49,494,683	—	—	49,494,683

Total assets in fair value hierarchy	928,552,715	—	—	928,552,715

Investments measured at net asset value*	—	—	—	3,129,040,250

Investments at fair value	$928,552,715	$—	$—	$4,057,592,965

*
In accordance with ASC
820-10,
certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)	10.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 5 -
PARTY-IN-INTEREST
TRANSACTIONS
Parties-in-interest
are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds, collective trust funds and a stable value fund issued by affiliates of Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest
transactions.
Fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest
transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest
transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.
The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest
investments. As of December 31, 2025 and 2024, the Plan held 956,440 and 975,817 shares of common stock of CRH plc with a cost basis of $43,436,988 and $38,811,016, respectively, and valued at $119,371,587 and $90,289,788, respectively. During the year ended December 31, 2025, the Plan purchased $17,077,304 and sold $12,451,332 of these shares and recorded dividend income of $1,418,832 and had realized gains on common stock of $1,213,325. As CRH Americas, Inc. is a division of CRH plc, this investment and transactions are considered to be party-in-interest
investments and transactions.
NOTE 6 - TAX STATUS
By letter dated January 27, 2015, the Internal Revenue Service (IRS) has determined that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). Subsequent to the issuance of this determination letter, the Plan was amended and restated on January 10, 2020 as a prototype 401(k) plan prepared by Fidelity. Fidelity received an opinion letter from the IRS dated June 30, 2020, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
In 2023 the Company remitted certain participant contributions totaling $17,162,468 to the trust later than required by the Department of Labor’s Regulation
2510.3-102.
The participant accounts of those directly impacted will be credited with the amount of investment income that would have been earned had the remittance been timely. The Company believes that the Plan has retained its tax qualification status and no tax liability has been accrued.

(Continued)	11.

CRH Americas 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024, to the Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$4,790,919,190	$4,192,509,403
Deemed distributions	(1,972,909)	(1,594,091)

Net assets per Form 5500	$4,788,946,281	$4,190,915,312

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2025, per the financial statements to the net income reported in the 2025 Form 5500:

Increase in net assets before plan transfers per the financial statements	$598,409,787
Change in deemed distributions	(378,818)

Change in Net Assets per Form 5500	$598,030,969

NOTE 8 - SUBSEQUENT EVENTS
The Company acquired Eco Material Technologies in 2025. Eco Material Technologies sponsored and maintained a qualified retirement plan, the Eco Material Technologies 401(k) Plan (the “Eco Plan”). In March 2026, the Eco Plan was merged into the Plan and net assets available for benefits of approximately $138 million were transferred into the Plan.

(Continued)	12.

SUPPLEMENTAL SCHEDULES

CRH Americas 401(k) PLAN
SCHEDULE H, LINE 4a –SCHEDULE OF
DELINQUENT PARTICIPANT CONTRIBUTIONS
Forhe Year Ended December 31, 2025

Name of Plan Sponsor: CRH Americas, Inc.
Employer Identification:
95-3298140
Three-digit Plan Number: 002

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2023 Total Late Contribution			$17,162,468

13.

CRH Americas 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF December 31, 2025

Name of Plan Sponsor: CRH Americas, Inc.
Employer Identification:
95-3298140
Three-digit Plan Number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral Par or Maturity Date	(d) Cost	(e) Current Value
		Mutual Funds
	MFS	Value Fund	#	$98,249,732
	American Fund	EuroPac Growth R6	#	83,681,796
*	Fidelity	US Bond Index Fund	#	21,851,779
*	Fidelity	Fidelity Government Money Market Fund	#	364,118
*	Fidelity	Fidelity 500 Index Fund	#	421,815,489
*	Fidelity	Fidelity Global ex U.S. Index Fund	#	54,539,631
*	Fidelity	Fidelity Mid Cap Index Fund	#	85,412,924
*	Fidelity	Fidelity Small Cap Index Fund	#	65,295,221

		Total Mutual Funds		831,210,690
		Collective Trusts Funds
*	Fidelity	FIAM Blend Target Date Fund RET Class C	#	13,094,467
*	Fidelity	FIAM Blend Target Date Fund 2010 Class C	#	9,441,478
*	Fidelity	FIAM Blend Target Date Fund 2015 Class C	#	33,402,799
*	Fidelity	FIAM Blend Target Date Fund 2020 Class C	#	119,000,953
*	Fidelity	FIAM Blend Target Date Fund 2025 Class C	#	320,722,737
*	Fidelity	FIAM Blend Target Date Fund 2030 Class C	#	529,336,218
*	Fidelity	FIAM Blend Target Date Fund 2035 Class C	#	576,163,857
*	Fidelity	FIAM Blend Target Date Fund 2040 Class C	#	461,107,107
*	Fidelity	FIAM Blend Target Date Fund 2045 Class C	#	406,887,367
*	Fidelity	FIAM Blend Target Date Fund 2050 Class C	#	282,327,403
*	Fidelity	FIAM Blend Target Date Fund 2055 Class C	#	191,845,041
*	Fidelity	FIAM Blend Target Date Fund 2060 Class C	#	116,004,353
*	Fidelity	FIAM Blend Target Date Fund 2065 Class C	#	64,883,536
*	Fidelity	FIAM Blend Target Date Fund 2070 Class C	#	7,504,245
	IR&M LLC	IR+M Core Plus Bond Collective Fund	#	79,657,083
	Boston Trust Walden Company	Boston TR SM CAP RET	#	89,510,047
	Harbor	Harbor Capital App Fund Institutional	#	269,542,589
*	Fidelity	Managed Income Portfolio II Fund	#	144,042,134

		Total Collective Trusts Funds		3,714,473,414
		Company Stock Fund
*	CRH plc	Common Stock	#	119,371,587
		Other
	Various	Self-Directed Brokerage Accounts	#	60,679,216
*	Plan participants	Notes Receivables interest rates at 3.25% to 9.50% with maturities ranging until 2035**	#	56,850,316

				$4,782,585,223

* Indicates a permitted
party-in-interest.
# Cost information is not required for participant-directed investments and, therefore, is not included
** Net of $1,972,909 in deemed distributions.

14.